UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                              SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    79604V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  BERNARD ATTAL
                               H2 ADVISORS, L.L.C.
                          545 FIFTH AVENUE, SUITE 1108
                               NEW YORK, NY 10017
                                 (212) 808-0081
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 4, 2002
 -------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



--------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)

-----------------------------                            -----------------------
CUSIP No. 79604v105                      13D                         Page 2 of 6
-----------------------------                            -----------------------


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   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Artemis America Partnership
              IRS Employer Identification No.

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)
                                                                    (a)   |X|
                                                                    (b)   |_|

--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS (See Instructions)
                    OO

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   0
  NUMBER OF
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
   SHARES          5,945,189


BENEFICIALLY
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0


    EACH
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189


 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   |X|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)
              PN

--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No. 79604v105                      13D                         Page 3 of 6
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Artemis Finance SNC
              IRS Employer Identification No.

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)
                                                                    (a)   |X|
                                                                    (b)   |_|

--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS (See Instructions)
                    OO

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              France

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   0
  NUMBER OF
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
   SHARES          5,945,189


BENEFICIALLY
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0


    EACH
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189


 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)
              PN
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No. 79604v105                      13D                         Page 4 of 6
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Artemis S.A.
              IRS Employer Identification No.

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)
                                                                    (a)   |X|
                                                                    (b)   |_|

--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS (See Instructions)
                    OO

--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              France

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   0
  NUMBER OF
              ------------------------------------------------------------------
               8   SHARED VOTING POWER
   SHARES          5,945,189


BENEFICIALLY
              ------------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
  OWNED BY         0


    EACH
              ------------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
  REPORTING        5,945,189


 PERSON WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   |X|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)
              HC, CO
--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No. 79604v105                      13D                         Page 5 of 6
-----------------------------                            -----------------------


      This Amendment No. 6 ("Amendment No. 6") to the Schedule 13D originally filed jointly on August 9, 1999, and amended by Amendment No. 1 filed on November 12, 1999, Amendment No. 2 filed on December 23, 1999, Amendment No. 3 filed on May 3, 2002, Amendment No. 4 filed on June 27, 2002 and Amendment No. 5, filed on July 22, 2002, by Artemis America Partnership ("Artemis America"), Artemis Finance SNC ("Artemis Finance") and Artemis S.A. ("Artemis," and together with Artemis America and Artemis Finance, the "Reporting Persons") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer").

ITEM 4.     PURPOSE OF THE TRANSACTION.

      Item 4 is amended by adding the following disclosure at the end of such
Item:

      Although Artemis, Ares and the Issuer have engaged in negotiations during and after the Exclusivity Period, they have been unable to resolve the terms of a Recapitalization Transaction within an acceptable timeframe. As a result, as of October 4, 2002, Artemis has withdrawn its proposal with respect to a Recapitalization Transaction, and has withdrawn from any related discussions.

      The Reporting Persons retain the right to change their investment intent, to propose one or more transactions to the Issuer's board, to acquire, sell or dispose of shares of Common Stock or other securities of the Issuer from time to time in any manner permitted by law.

-----------------------------                            -----------------------
CUSIP No. 79604v105                      13D                         Page 6 of 6
-----------------------------                            -----------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 4, 2002



                                 ARTEMIS AMERICA PARTNERSHIP
                                 By:  Artemis S.A., General Partner




                                 By:   /s/  F.H. Pinault
                                      ----------------------------
                                      Name: F.H. Pinault
                                      Title: General Manager





                                 ARTEMIS FINANCE SNC
                                 By:  Artemis S.A., General Partner

                                 By:   /s/  F.H. Pinault
                                      ----------------------------
                                      Name: F.H. Pinault
                                      Title: General Manager





                                 ARTEMIS S.A.


                                 By:   /s/  F.H. Pinault
                                      ----------------------------
                                      Name: F.H. Pinault
                                      Title: General Manager